Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE - INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2013

Highlights

•	For the third quarter of 2013, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated net income of $6.4 million and operating income of $9.4 million;

•	Generated Adjusted EBITDA of $15.7 million;[1] and

•	Generated distributable cash flow of $9.3 million.[2]

•	On November 14, 2013, KNOT Offshore Partners paid a quarterly distribution of $0.4350 per unit with respect to the quarter ended September 30, 2013. This corresponds to a distribution of $1.74 per unit on an annual basis.

•	On August 1, 2013, KNOT Offshore Partners completed the acquisition of the company that owns and operates the offshore shuttle tanker “Carmen Knutsen” from Knutsen NYK Offshore Tankers AS (“KNOT”) for $145.0 million.

Financial Results Overview

KNOT Offshore Partners reports net income of $6.4 million and operating income of $9.4 million for the third quarter of 2013, as compared to net income of $0.2 million and operating income of $9.1 million for the same period in the prior year.

All vessels operated well throughout the quarter with 98.5 percent utilization (3.4 days offhire). Operating income increased by $0.2 million and finance expenses decreased by $5.0 million in the third quarter of 2013 compared to the third quarter of 2012. The reduction in finance expense was primarily related to reduction of debt, mark to market costs related to prior interest rate swaps being transferred to the Partnership’s sponsor, KNOT and loss on currency transactions related to the construction of new vessels.

[1]	Adjusted EBITDA is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.
[2]	Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

In accordance with generally accepted accounting principles in the United States (“GAAP”), prior to April 16, 2013, the results of operations, cash flows and balance sheet of the Partnership have been carved out of the consolidated financial statements of KNOT. Accordingly, the Partnership’s financial statements prior to April 16, 2013 reflect allocation of certain expenses, including the mark-to-market value of interest rate swap derivatives. These realized and unrealized losses on derivatives, in the amounts of $0.4 million and $4.5 million for the third quarter of 2013 and 2012, respectively, do not affect cash flow or the calculation of distributable cash flow. The amount for the third quarter of 2012 has been eliminated from the Partnership’s opening equity as of April 16, 2013, as none of KNOT’s interest rate swap agreements were transferred to the Partnership on completion of the IPO. The Partnership has no further obligations related to these contracts.

Carmen Knutsen Acquisition

On August 1, 2013, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS acquired Knutsen Shuttle Tankers 13 AS, the company that owns the shuttle tanker Carmen Knutsen, from KNOT for a purchase price of $145.0 million less approximately $89.1 million of existing bank debt (the “Carmen Knutsen Loan”) and other purchase price adjustment of $0.1 million.

The purchase price was settled by way of a cash payment of approximately $45.4 million and with seller financing provided by KNOT in the form of a loan in the amount of approximately $10.5 million (the “ Seller Loan “).The existing senior loan facility related to the Fortaleza Knutsen and the Recife Knutsen was amended to increase borrowing capacity by approximately $25.4 million, and the cash payment was financed through a drawdown made under this amended senior loan facility, as well as under the existing loan facility related to the Bodil Knutsen .

The Carmen Knutsen Loan matures in January 2018 and bears interest at a rate of LIBOR plus a margin of 2.5% per annum. The Seller Loan is non-amortizing and matures in five years. The Seller Loan bears interest at a rate of six-month LIBOR plus a margin of 4.50% per annum.

The Carmen Knutsen is a 157,000 deadweight ton shuttle tanker, built by Hyundai Heavy Industries and delivered to KNOT in January 2013. It is operating under a five-year contract with Repsol Sinopec Brasil, B.V. (“Repsol “), with a remaining firm contract period of approximately 4.5 years. Repsol has the right to extend the charter term for up to an additional three years.

Financing and Liquidity

On April 15, 2013, the Partnership completed its IPO of 8,567,500 common units (including 1,117,500 common units pursuant to the exercise in full of the underwriters’ option to purchase additional common units). The Partnership’s common units are listed on the New York Stock Exchange under the symbol “KNOP.” KNOT owns a 49.0% limited partner interest in the Partnership and, through its ownership of the Partnership’s general partner, a 2.0% general partner interest in the Partnership.

As of September 30, 2013, the Partnership had cash and cash equivalents of $28.5 million. Total bank debt outstanding was $346.6 million, as of September 30, 2013. The average margin paid on the Partnership’s outstanding bank debt during the quarter ended September 30, 2013 was approximately 2.7% over LIBOR.

In September 2013, the Partnership entered into an interest rate swap agreement effective on September 19, 2013, and ending on March 19, 2018. The Partnership entered into this derivative instrument to hedge against the interest rate risks of its variable-rate borrowings. The interest rate swap has an initial notional amount of $50.0 million. Under the terms of the interest rate swap agreement, the Partnership will receive from the counterparty interest on the notional amount based on three-month LIBOR and will pay to the counterparty a fixed rate.

In October 2013, the Partnership entered into interest rate swap agreements effective in October, 2013 and ending in April, 2018 to increase the hedge against the interest rate risks of its variable-rate borrowings. The interest rate swaps have an initial notional amount of $100.0 million in total. Under the terms of the interest rate swap agreements, the Partnership will receive from the counterparty interest on the notional amount based on three-month LIBOR and will pay to the counterparty a fixed rate.

In November 2013, the Partnership entered into interest swap agreement effective in November, 2013 and ending in May, 2018. The interest rate swaps have an initial notional amount of $50.0 million in total. Under the terms of the interest rate swap agreement, the Partnership will receive from the counterparty interest on the notional amount based on three-month LIBOR and will pay to the counterparty a fixed rate.

For the interest rate swap agreements above, the Partnership will pay to the counterparty a fixed rate ranging from 1.25% to 1.44%.

In November 2013, the Partnership entered into foreign exchange forward contracts, selling a total notional amount of $20.0 million against Norwegian Kroner (“NOK”) at an average exchange rate of 6.22 NOK/$, which are economic hedges for certain vessel operating expenses and general and administrative expenses in NOK.

Outlook

Under the Omnibus Agreement the Partnership entered into with KNOT in connection with the IPO ( the “Omnibus Agreement”), there are four additional identified vessels which the Partnership has the option to purchase within 24 months of their delivery to charterers.

Pursuant to the Omnibus Agreement, the Partnership also has the option to acquire from KNOT all offshore shuttle tankers that KNOT acquires or owns that will be employed under contracts for periods more than five years.

Although in the short term, production delays in both Brazil and the North Sea continues to cause temporary vessel surplus, the Board of Directors of the Partnership believes that through KNOT there are significant opportunities for growth for the Partnership as the activity in the offshore oil industry continues to be relatively high and, accordingly, the demand for offshore shuttle tankers will over time continue to grow based on identified projects.

The Board is pleased with the results of operations of the Partnership for the period ended September 30, 2013, which were consistent with expectations for the Partnership’s initial operations following the completion of the IPO, and is confident that the Partnership continues to be well positioned to grow its earnings and distributions.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of five offshore shuttle tankers operating under long-term charters to oil majors.

KNOT Offshore Partners is structured as a publicly-traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Tuesday, November 26, 2013 at noon (ET) to discuss the results for the third quarter of 2013. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing1-866-270-1533 or 1-412-317-0797, if outside North America.

•	By accessing the webcast, which will be available on the Partnership’s website: www.knotoffshorepartners.com

November 25, 2013

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

Arild Vik (+44 7581 899 777)

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30,
(USD in thousands)	2013	2012	2013	2012
Time charter and bareboat revenues 1)	20,454	16,555	50,934	45,259
Loss of hire insurance recoveries	—	1,358	250	3,575
Total revenues	20,454	17,913	51,184	48,834
Vessel operating expenses	3,830	1,735	9,861	9,645
Depreciation and amortization	6,304	5,278	16,984	15,899
General and administrative expenses	960	1,778	4,359	2,328
Total operating expenses	11,094	8,791	31,204	27,873
Operating income	9,360	9,122	19,980	20,961
Finance income (expense):
Interest income	16	2	25	15
Interest expense	(2,653)	(3,407)	(7,941)	(10,345)
Other finance expense	(150)	(821)	(1,798)	(2,568)
Realized and unrealized loss on derivative instruments	(252)	(2,109)	(339)	(6,167)
Net gain (loss) on foreign currency transactions	31	(1,682)	173	(1,849)
Total finance expense	(3,008)	(8,017)	(9,880)	(20,914)
Income (loss) before income taxes	6,352	1,105	10,100	47
Income tax benefit	5	(953)	(2,938)	(777)
Net income (loss)	6,357	152	7,162	(730)
Net income (loss) attributable to non-controlling interests	—	—	—	—
Net income (loss) attributable to KNOT Offshore Partners LP Owners	6,357	152	7,162	(730)

Weighted average units outstanding (in thousands of units):
Common units	8,567,500
Subordinated units	8,567,500
General partner units	349,694

1)	Time charter revenue for the third quarter of 2013 include, non-cash item of approximately $0.5 million in reversal of contract liability provision.

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEET

(USD in thousands)	At September 30, 2013	At December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	28,483	1,287
Restricted cash	1,461	830
Trade accounts receivable	—	99
Amounts due from related parties	145	—
Inventories	680	541
Deferred tax asset	—	290
Other current assets	2,335	3,459
Total current assets	33,104	6,506
Long-term assets:
Vessels and equipment:
Vessels	692,911	548,141
Less accumulated depreciation and amortization	(68,357)	(51,373)
Net property, plant, and equipment	624,554	496,768
Goodwill	5,750	5,750
Deferred debt issuance cost	2,233	2,787
Total assets	665,641	511,811

LIABILITIES AND PARTNERS’ EQUITY/OWNER’S CAPITAL
Current liabilities:
Trade accounts payable	1,337	370
Accrued expenses	4,246	1,803
Current installments of long-term debt	29,044	28,833
Derivative liabilities	252	5,258
Income taxes payable	746	—
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	2,371	4,369
Amount due to related parties	444	12,423
Total current liabilities	39,959	54,574
Long-term liabilities:
Long-term debt, excluding current installments	317,596	319,017
Derivative liabilities	—	22,622
Contract liabilities	13,173	14,311
Deferred tax liabilities	2,249	3,097
Long-term debt from related parties	10,349
Other long-term liabilities	675	996
Total liabilities	384,001	414,617
Equity:
Owner’s equity		97,194
Partner’s capital:
Common unitholders	168,632	—
Subordinated unitholders	107,717	—
General partner interest	5,292	—
Total Partners’ capital	281,641	—
Total liabilities and equity	665,642	511,811

As of April 16, 2013, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to April 16, 2013, the results of operations, cash flow and balance sheet have been carved out of the consolidated financial statements of KNOT and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the four vessels in its initial fleet. Accordingly, the historical combined carve-out interim financial statements prior to April 16, 2013 reflect allocations of certain administrative and other expenses, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the restated combined financial statements for the year ended December 31, 2012 filed by KNOT Offshore Partners with the U.S. Securities and Exchange Commission (the “SEC”) on September 6, 2013. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.

APPENDIX A - RECONCILATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended September 30, 2013 (unaudited)
Net income	6,357
Add:
Depreciation and amortization	6,304
Unrealized loss from interest rate derivatives	252
Other non-cash items; deferred costs amortization debt	338

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(3,477)
Other non-cash items; reversal of contract provision	(486)

Distributable cash flow	9,288

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a financial measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Partnership performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended September 30, 2013 (unaudited)
Net income	6,357
Interest income	(16)
Interest expenses	2,653
Depreciation and amortization	6,304
Income tax (benefits) expense	(5)
EBITDA	15,293
Other financial items (a)	371

Adjusted EBITDA	15,664

(a)	Other financial items consist of other finance expense, realized and unrealized loss on derivative instruments and net loss on foreign currency transactions.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	statements about market trends in the shuttle tanker or general tanker industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of offshore shuttle tankers;

•	statements about KNOT’s and KNOT Offshore Partners’ ability to build and retrofit offshore shuttle tankers and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to increase distributions and the amount of any such increase;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the Carmen Knutsen;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term time charters;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.